Regions Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA 15222-3779

To the Board of Trustees of:

Portfolios of Regions Funds			File No.
(formerly, First Priority Funds)
	Balanced Fund				811-6511
	Value Fund				811-6511
	Growth Fund			 	811-6511
	Fixed Income Fund	 		811-6511
	Limited Maturity Government Fund	811-6511
	Treasury Fund				811-6511


We have examined the investment accounts shown by the books and records of the investment companies listed above (the
Funds) for the period from the date of our last count, September 29, 1998, to November 30, 1998. Our examination was made without prior notice to the funds. Our work included agreement of an analysis of portfolio transactions recorded from September 29, 1998, to November 30, 1998, in the investment accounts to supporting records and verification of a sample of such portfolio security transactions to supporting records and documentation. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Regions Financial Corporation (RFC), located in Birmingham, Alabama, in addition to acting as custodian for the Funds, is the holder of investment securities of other customers of RFC. Agents of RFC hold, or account for by book entry, securities which are the responsibility of RFC through custodian or trust arrangements. Securities held by agents of RFC, while identified by such agents as being deposited by RFC, cannot always be identified by such agents as to the specific customers of RFC who have securities included in such deposits.

RFC confirmed to us that all portfolio securities owned by the Funds on November 30, 1998 were held for the account of RFC by The Depository Trust Company (DTC), and/or by the Federal Reserve Book Entry System (FED), and/or by Dreyfus Institutional Services (DIS), and/or by Franklin
Institutional Services (FIS), and/or by Goldman Sachs (GS), and/or by Lehman Brothers (LB), as agents of RFC.

We obtained confirmations from DTC, FED, DIS, FIS, GS, and LB of the securities held by each such agent for the account of RFC as of November 30, 1998. In cases where securities confirmed by agents could not be attributed by the agent to specific First Priority Funds, we reviewed RFC's reconciliation of the agent's confirmation to RFC's internal records, identifying securities held by each agent as a part of RFC's aggregate security position with such agent. We also reviewed RFC's records which show the owners of the securities held by each agent for the account of RFC at that date. We determined that securities, identified by such records as the property of the Funds, were in agreement with the Fund's records of securities owned at November 30, 1998. Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements of the Funds in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to the financial statements of any of the Funds, taken as a whole.


DELOITTE & TOUCHE LLP

January 11, 1999